                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5)*



                        SHELBOURNE PROPERTIES II, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   821374105
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               Michael L. Ashner
                       100 Jericho Quadrangle, Suite 214
                            Jericho, New York 11753
                                (516) 822-0022

--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)




                                APRIL 19, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


----------------------
CUSIP No.   821374105
----------------------

-----------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Michael L. Ashner
-----------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a) [ ]
                                                                                                    (b) [ ]
-----------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
          N/A
-----------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

-----------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------------------------------------
                               SOLE VOTING POWER
     NUMBER OF        7
       SHARES                  71,564 shares (1)
    BENEFICIALLY
      OWNED BY
        EACH          -------------------------------------------------------------------------------------
     REPORTING        8        SHARED VOTING POWER
       PERSON
        WITH
                      -------------------------------------------------------------------------------------
                               SOLE DISPOSITIVE POWER
                      9        71,564 shares (1)

                      -------------------------------------------------------------------------------------
                               SHARED DISPOSITIVE POWER
                      10

-----------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          71,564 shares (1)
-----------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]

-----------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.998%
-----------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

             IN
-----------------------------------------------------------------------------------------------------------

(1) Comprised entirely of shares owned by HX Investors L.P. of which Exeter Capital Corporation is the sole general partner an entity in which Mr. Ashner is the sole shareholder and director.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

----------------------
CUSIP No.   821374105
----------------------

-----------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
           HX Investors L.P.
-----------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) [ ]
                                                                                                   (b) [ ]
-----------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------

          SOURCE OF FUNDS
   4
           OO
-----------------------------------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           Delaware
-----------------------------------------------------------------------------------------------------------
                              SOLE VOTING POWER
     NUMBER OF        7
       SHARES                 71,564 shares
    BENEFICIALLY
      OWNED BY
        EACH          -------------------------------------------------------------------------------------
     REPORTING                SHARED VOTING POWER
       PERSON         8
        WITH
                      -------------------------------------------------------------------------------------
                              SOLE DISPOSITIVE POWER
                      9       71,564 shares

                      -------------------------------------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                      10

-----------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          71,564 shares
-----------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.998%
-----------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

             PN
-----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 5 amends certain information contained in the
Schedule 13D filed jointly by Michael L. Ashner and HX Investors, L.P. on February 25, 2002 with respect to Shelbourne Properties II, Inc. (the "Company"), as amended by Amendment No. 1 thereto filed on March 14, 2002, as further amended by Amendment No. 2 thereto filed on March 26, 2002, as further amended by Amendment No. 3 thereto filed on March 27, 2002, and as further amended by Amendment No. 4 thereto filed on April 8, 2002 (as amended, the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 4. Purpose of Transaction.

         On April 19, 2002, HX sent to the Company a request for a waiver to permit the Company to acquire shares of the Company's common stock in excess of the Ownership Limit set forth in the Company's Amended and Restated Certificate of Incorporation.
                  .

Item 7. Material to be Filed as Exhibits.

         Exhibit 3: Letter dated April 19, 2002 from HX to the Company


                                   SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2002

                                          HX INVESTORS L.P.

                                          By: Exeter Capital Corporation
                                              General Partner

                                          By: /s/ Michael L. Ashner
                                              ---------------------------------
                                                  Michael L. Ashner, President



                                                /s/ Michael L. Ashner
                                              ---------------------------------
                                                    Michael L. Ashner

                                                                     Exhibit 3

                              HX INVESTORS, L.P.
                            100 Jericho Quadrangle
                                   Suite 214
                            Jericho, New York 11753
                                (516) 822-0022

                                                     April 19, 2002



VIA FACSIMILE AND
FEDERAL EXPRESS

The Board of Directors of
Shelbourne Properties II, Inc.
7 Bulfinch Place, Suite 500
Boston, Massachusetts  02114


The Board of Directors of
Shelbourne Properties II, Inc.
527 Madison Avenue - 16th Floor
New York, New York 10022

Gentlemen:

         As you are aware, HX Investors, L.P. ("HX") currently owns just under 8% of the outstanding shares of common stock of Shelbourne Properties II, Inc. (the "Corporation"). As you are further aware, the definition of "Beneficial Ownership" in the Corporation's Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation")(1) includes not only the definition applicable to REITs (clause (ii) in the "Beneficial Ownership definition) but also the "group" concept of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The effect of the inclusion of the Exchange Act definition is to count as "one shareholder" an entity that owns shares in the Corporation which otherwise is counted as more than "one shareholder" for purposes of determining whether the Corporation is "closely held" for purposes of Section 856 of the Code. Consequently, groups are restrained in their ability to acquire shares in contrast to individuals. A consequence unnecessary in the context of the protections sought by the Corporation to preserve REIT status, especially in light of the recent share repurchase transaction. Unlike the Corporation, it is our understanding that a number of

--------

(1) Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed thereto in the Certificate of Incorporation.

real estate investment trusts including Mack-Cali Realty Corporation, Simon Property Group, Inc., Equity Office Properties Trust, Equity Residential Properties Trust, Prime Group Realty Trust, Commercial Net Lease, Inc., JDN Realty Corporation and Parkway Properties, Inc. do not include the Exchange Act definition in their charter documents to determine "Beneficial Ownership."

         In view of the ownership structure of HX which includes, at present, multiple "beneficial owners(2)" for purposes of Section 856 of the Code, request is hereby made by HX to be granted a waiver pursuant to Section (C)(4) of
Article IV of the Certificate of Incorporation, to permit HX to acquire in excess of the Ownership Limit but in an amount not to exceed the amount which would (i) cause the Corporation to be "closely held" within the meaning of
Section 856(h) of the Code or (ii) cause HX to be an "Acquiring Person" under the Shareholder Rights Agreement, dated February 8, 2001, between the Corporation and American Stock Transfer & Trust Company.

         Please be advised that the granting of the waiver requested herein will not cause:

                  1. The Corporation to be "closely held" within the meaning of Section 856(h) of the Code (based on the information set forth in the Corporation's Annual Report on Form 10-K for the year ended December 31,
2001);

                  2. The Corporation to (x) Constructively Own 10% or more of the ownership interests of a tenant of the Corporation or a Subsidiary within the meaning of Section 856(d)(2)(B) of the Code or (y) violate the 95% gross income test of Section 856(c)(2) of the Code;

                  3. The shares of Equity Stock in the Corporation to be beneficially owned by fewer than 100 persons within the meaning of Section 856(a)(5) of the Code (based on the information set forth in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2001);

                  4. The Corporation to be a "pension held REIT" within the meaning of Section 856(h)(3)(D) of the Code;

                  5. The Corporation to fail to be a "domestically controlled REIT" within the meaning of Section 856(h)(4)(B) of the Code;

                  6. The Corporation to fail to qualify as a REIT.

         Further, HX agrees that to the extent the Board of Directors imposes additional restrictions and conditions with respect to the waiver requested hereunder that are acceptable to

--------

2 Please note that the largest holder of HX holds a 40% interest in HX.

HX, HX will confirm in writing that any violation or attempted violation of such other restrictions and conditions will result, as of the time of such violation even if discovered after such violation, in the conversion of such shares in excess of the Ownership Limit into Excess Shares pursuant to Section
(D)(1) of Article IV of the Certificate of Incorporation.

         Finally, please be advised that HX, in connection with the granting of the waiver requested hereunder, agrees (i) not to oppose the granting of a similar waiver to any other Person and (ii) to support any amendments to
Article IV of the Certificate of Incorporation to eliminate the Exchange Act definition in determining Beneficial Ownership.

                                  Sincerely,

                                  HX Investors, L.P.

                                  By: Exeter Capital Corporation
                                      General Partner


                                      By:________________________
                                          Michael L. Ashner
                                          President

cc: Mr. Dallas Lucas
    Mr. Richard J. McCready
    Peter Lyons, Esq.
    Christa D'Alimonte, Esq.